 cherokee_13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No._)*

Cherokee Inc.
(Name of Issuer)
Common Stock, $0.02 par value per share
(Title of Class of Securities)
16444H102
(CUSIP Number)
April 22, 2014
(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Headlands Strategic Opportunities Fund, LP
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	433,194
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	433,194
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	Headlands Capital Advisors, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	Headlands Capital, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	Headlands Capital Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	HCSF Management, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	David E. Park III
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		IN

(1)	Names of Reporting Persons.	David W. Cost Jr.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	433,194
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	433,194
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		433,194
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.15%
(12)	Type of Reporting Person (See Instructions)		IN

Item 1(a).  Name of Issuer:

Cherokee Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

5990 Sepulveda Boulevard

Sherman Oaks, CA 91411

Item 2(a).  Names of Persons Filing:

Headlands Strategic Opportunities Fund, LP (“Opportunities”)

Headlands Capital Advisors, LLC (“Advisors”)

Headlands Capital, LLC (“Capital”)

Headlands Capital Management, LLC (“Management”)

HCSF Management, LLC (“HCSF”)

David E. Park III (“David Park”)

David W. Cost Jr. (“David Cost”)

The principal business address of each reporting person is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–9 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.02 par value per share (the “Shares”)

Item 2(e).  CUSIP Number:

16444H102

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 9 of this Schedule, which Items are incorporated by reference herein.

Headlands Strategic Opportunities Fund, LP (“Opportunities”) directly holds 433,194 Shares. Headlands Capital Management, LLC (“Management”) is the general partner of Opportunities. HCSF Management, LLC (“HCSF”) acts as investment manager for Opportunities. Headlands Capital Advisors, LLC (“Advisors”) is the managing member of HCSF. Headlands Capital, LLC (“Capital”) is the managing member of Advisors and Management. David Park is senior managing member of Advisors, member of the investment committee of Management, and managing member of Capital. David Cost is a senior managing member of Advisors and member of the investment committee of Management.

Based upon the foregoing, as of the date hereof, each of Opportunities, Advisors, Capital, Management, HCSF, David Park and David Cost (collectively, the “Reporting Persons”) may be deemed to be the beneficial owner of the number of Shares set forth in Item 9 of such Reporting Person’s cover page hereto. Each Reporting Person disclaims beneficial ownership of the Shares not held directly by such Reporting Person.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 9 was derived from the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2014, in which the Issuer stated that the number of shares of its common stock outstanding as of April 11, 2014 was 8,403,500 shares.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Headlands Capital Management, LLC and HCSF Management, LLC serve as general partner and investment manager to certain investment limited partnerships that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Other than as reported in this Schedule, no investment limited partnership’s holdings exceed five percent of the Issuer’s common stock.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014

           Headlands Strategic Opportunities Fund, LP

By: Headlands Capital Management LLC, its general partner

By: Headlands Capital, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           Headlands Capital Management LLC

By: Headlands Capital, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           HCSF Management, LLC

By: Headlands Capital Advisors, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital Advisors, LLC

           Headlands Capital Advisors, LLC

/s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           David E. Park III

           /s/ David E. Park III

Name: David E. Park III

Title: Senior Managing Member of Headlands Capital Advisors, LLC

           David W. Cost Jr.

           /s/ David W. Cost Jr.

Name: David W. Cost Jr.

Title: Senior Managing Member of Headlands Capital Advisors, LLC

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of Cherokee, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of April 23, 2014.

           Headlands Strategic Opportunities Fund, LP

By: Headlands Capital Management LLC, its general partner

By: Headlands Capital, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           Headlands Capital Management LLC

By: Headlands Capital, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           HCSF Management, LLC

By: Headlands Capital Advisors, LLC, its managing member

By: /s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital Advisors, LLC

           Headlands Capital, LLC

/s/ David E. Park III

Name: David E. Park III

Title: Managing Member of Headlands Capital, LLC

           David E. Park III

           /s/ David E. Park III

Name: David E. Park III

Title: Senior Managing Member of Headlands Capital, LLC

           David W. Cost Jr.

           /s/ David W. Cost Jr.

Name: David W. Cost Jr.

Title: Senior Managing Member of Headlands Capital Advisors, LLC